SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT

(MACAU) LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: July 30, 2007

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Exhibit 99.1

FOR IMMEDIATE RELEASE

The Exchangeable Bonds referred to herein have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

PBL/Melco Joint Venture to Issue up to US$250 Million of Exchangeable Bonds

to Fund Purchase Program for MPEL ADSs

New York, July 30, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) announced today that its founding shareholders Publishing and Broadcasting Limited (“PBL”) and Melco International Development Limited (“Melco”) have formed a 50:50 special purpose vehicle (“SPV”) for the principal purpose of issuing exchangeable bonds (“Exchangeable Bonds”) with an aggregate principal amount of US$200 million plus up to an additional US$50 million issuable pursuant to an over-allotment option. The announcement was issued pursuant to Rule 135c under the Securities Act of 1933, as amended.

The SPV intends to use the net proceeds of the issue of the Exchangeable Bonds to fund a share purchase program for the purchase of American Depositary Shares (“ADSs”) of MPEL, each of which represents three ordinary shares of MPEL. Under the stock purchase program, purchases of MPEL ADS’s may be made by the SPV in an amount up to the net proceeds of the Exchangeable Bond offering in the open market and negotiated purchases over a period of up to the five year term of the Exchangeable Bonds. These repurchases will be made in compliance with the U.S. SEC’s Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. This program will not obligate the SPV to acquire any particular amount of ADS’s and the program may be suspended or terminated at any time at the SPV’s discretion. Securities purchased will be used to provide ADS’s deliverable on exercise of the exchange rights conferred by the Exchangeable Bonds.

The issue date of the Exchangeable Bonds is expected to be on or about August 30, 2007. The Exchangeable Bonds will mature in 2012 and will be exchangeable into ADSs of MPEL from one year after their issue date at an initial exchange price of US$17.19 per ADS, subject to certain adjustments. The Exchangeable Bonds will be offered and sold to institutional investors outside the United States pursuant to Regulation S of the U.S. Securities Act of 1933, as amended. The Exchangeable Bonds will not be issued or guaranteed by MPEL and no proceeds from the issuance of the Exchangeable Bonds or from any purchases of ADSs by the SPV will be received by MPEL.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (“MPEL”) is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities focused exclusively on the Macau market.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

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For further information, please contact:

Geoffrey Davis, CFA

Senior Vice President – Corporate Finance

Tel: 212.671.1936

Email: geoffreydavis@melco-pbl.com

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